UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42989

SMJ INTERNATIONAL HOLDINGS INC.

(Translation of registrant’s name into English)

31 Jurong Port Road

#02-20 Jurong Logistics Hub, Singapore 619115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On February 18, 2026, SMJ International Holdings Inc. (the “Company”) issued a press release which announced that the Company had become aware of unusual trading activity in its common stock on the NYSE American. The press release constitutes a “no-news” statement pursuant to Section 401(d) of the NYSE American Company Guide and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release dated February 18, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026	SMJ International Holdings Inc.

	By:	/s/ Ho Pei Yuen Rena
Ho Pei Yuen Rena
Chief Executive Officer and Executive Director

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